[redacted]

09040041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-38225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICA INVEST ONLINE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 JERICHO TURNPIKE

(No. and Street)

JERICHO, NEW YORK 11753

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ORESTE COLELLA (516) 334-7900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017

(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 26 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ORESTE COLELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICA INVEST ONLINE, INC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

ANDREW W. SCHNALL
Notary Public, State of New York
No. 01SC6154752
Qualified in Nassau County
Commission Expires Oct 23, 2010

2/12/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA INVEST ONLINE, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2008

Net capital per company's original unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 91,217
Add: Adjustment	10,747
Net capital per audited report, December 31, 2008	**$ 101,964**

The difference above is due to reclassification of accruals made during the audit.

AMERICA INVEST ONLINE, I NC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. **Summary of significant accounting policies:**
   Income taxes:

   The Company is organized as a corporation. Income taxes are based on the income of the company.

2. **Lease commitment:**
   The company leases office space with future minimum lease payments at December 31, 2008 as follows:

2009	23,552
2010	4,042
	$27,594

3. **The following supplementary information is submitted:**
   Exemption from Rule 15c-3 is claimed under (k) (2) (ii):

   All customer transactions are cleared through another broker dealer, Legent Clearing Corp., on a fully disclosed basis.

4. **Net Capital requirements:**
   As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregated indebtedness, as defined, or $50,000, whichever is greater. Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $101,964, which exceeded the required minimum net capital of $50,000 by $51,964. In January 2009, the Company filed its original part IIA of Form X-17A-5 (unaudited) and reported net capital of $91,217. The difference of $10,747 is due to reclassifications made during the audit.

AMERICA INVEST ONLINE, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

Common Stock		$ 10
Additional paid-in-capital		110,751
Retained earnings-deficit		(4,736)
		106,025
Less: non-allowable assets		(4,061)
Net capital before haircuts		101,964
Less: haircuts on securities		-0-
Net capital		**101,964**
Greater of:		
Minimum dollar net capital required	$ 50,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $22,146)	$ 1,477	50,000
Excess net capital		**$ 51,964**
Excess net capital at 1000%		**$ 99,749**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 22,146
Percentage of aggregate indebtedness to net capital	22%

The accompanying notes are an integral part of these statements.